Holland & Knight LLP
One East Broward Boulevard
Suite 1300
Fort Lauderdale, FL 33301

Laurie L. Green
954-468-7808
Laurie.green@klaw.com
June 27, 2007
Daniel F. Duchovny, Esq.
Division of Corporation Finance
United States Securities and Exchange
     Commission
100 F Street, NE
Washington, DC 20549

Re:	ION Media Networks, Inc. Schedule TO-I filed June 8, 2007 File No. 005-44331
Dear Mr. Duchovny:
     On behalf of ION Media Networks, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated June 20, 2007 regarding the Company’s Schedule TO-I filed June 8, 2007. Please note that for the Staff’s convenience we have recited the comments in bold and provided the Company’s responses immediately below the comments. The headings and response numbers coincide with the headings and comment numbers set forth in the comment letter. Terms not otherwise defined in this letter have the meanings assigned to them in the Offer to Exchange dated June 8, 2007.
Offer to Exchange
1.	We note that the structure of the offer allows the bidder the ability to determine the amount and nature of the consideration to be paid to security holders depending on the percentage of each class of subject securities tendered. We also note that you will not make the determination described above until the expiration of the offer, at which time you would notify security holders the nature and amount of the consideration to be paid for their tendered securities. Finally, we note that it appears you are not contemplating extending the offer after this change in consideration. Please provide us your detailed legal analysis of your compliance with the requirements of Rule 14e-l(b).
Atlanta • Bethesda • Boston • Chicago • Fort Lauderdale • Jacksonville • Los Angeles
Miami • New York • Northern Virginia • Orlando • Portland • San Francisco
Tallahassee • Tampa • Washington, D.C. • West Palm Beach
Beijing • Caracas* • Helsinki* • Mexico City • Tel Aviv* • Tokyo • *Representative Office

As discussed on our telephone conference on June 27, 2007, we would propose to revise the Exchange Offer as follows:

We would clarify that holders would receive the following (the “Majority Exchange Consideration”) in the Exchange Offer:
•	For each tendered share of 14 1/4% Preferred Stock, the holder will receive $7,000 principal amount of Series A Notes and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock, which would rank senior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, the holder will receive $4,000 principal amount of Series A Notes and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock.
Because we have previously disclosed in the Offer to Exchange that holders would receive the Majority Exchange Consideration, we do not believe an extension is required under Rule 14e-1(b) because there is no change in the amount or nature of the consideration offered. In such a case, assuming that the conditions of the Exchange Offer are satisfied or waived, the Company would close the Exchange Offer and Consent Solicitation promptly following the expiration date and holders would receive the Majority Exchange Consideration.

However, if at the expiration date of the Exchange Offer, 50% or less of the outstanding shares of either series of the Senior Preferred Stock have been tendered (a “Minority Exchange”), the Company would agree to extend the Exchange Offer for ten business days and notify holders that they will receive the Minority Exchange Consideration, as defined below. As disclosed in the Offer to Exchange, holders would instead receive the following (the “Minority Exchange Consideration”) in the Exchange Offer:
•	For each tendered share of 14 1/4% Preferred Stock, the holder will receive $7,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock, which would rank junior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, the holder will receive $4,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock.
During this extension, holders would continue to be required to consent to the Proposed Amendments in order to validly tender into the Exchange Offer. Conversely, withdrawal rights would apply during this ten business day period, which would permit holders who did not wish to receive the Minority Exchange Consideration to withdraw their shares and revoke their consents. If upon conclusion of the extension, a majority of shares of either series of Senior Preferred Stock had been tendered, holders of such series would still receive the Minority Exchange Consideration, although the Proposed Amendments would become effective with respect to such series.

On June 26, 2007, we issued a press release publicly announcing, and filed a Schedule TO-I amendment disclosing, our intention to extend the Exchange Offer for ten business days in the event of a Minority Exchange. In addition, in the event a Minority Exchange occurs, we would then publicly announce the ten business day extension and the fact that holders will receive the Minority Exchange Consideration, and would amend the Schedule TO-I accordingly.
The Exchange Offer and Consent Solicitation
Terms of the Exchange Offer and Consent Solicitation, page 83
2.	We note that (i) the matters subject to your consent solicitation (A) include the approval of the issuance of the Series A-l Convertible Preferred Stock to be used to pay for tendered securities and (B) require the approval of each of the two classes of preferred stock subject to the exchange offer and of the common stock, (ii) you have either obtained or will obtain the consent of a majority holder of common stock and will distribute an information statement on Schedule 14C on or about the expiration date of the offer. We also note that, in connection with the exchange offer, you intend to issue the shares of Series A-l Convertible Preferred Stock promptly after the expiration of the exchange offer. In light of the requirements of Rule 14c~2(b) with respect to the timing of corporate action taken in connection with an information statement, please provide us with your detailed legal analysis regarding how the issuance of shares of Series A-l Convertible Preferred Stock will comply with that rule.

As disclosed in the Offer to Exchange, the Company is soliciting consents from the holders of the Senior Preferred Stock to (A) amend the certificates of designation of each series of Senior Preferred Stock, which we refer to as the Proposed Amendments, and (B) approve the issuance of preferred stock, including the Series A-1 Convertible Preferred Stock, in the Exchange Offer, that would rank senior to any unexchanged shares of Senior Preferred Stock, which we refer to as the Senior Issuance. In order to approve the Senior Issuance, holders of a majority of the outstanding shares of both series of Senior Preferred Stock must approve the Senior Issuance. See “Terms of the Exchange Offer and Consent Solicitation,” pages 84-85 for a discussion of the stockholder approval requirements for the Proposed Amendments and the Senior Issuance. It is not necessary to obtain the approval of the holders of the Company’s common stock to approve the Senior Issuance since the issuance of a sufficient number of shares of blank check preferred stock was previously approved and no amendment to the certificates of designation is required.

As a result, the Company is not required to distribute an information statement on Schedule 14C to holders of its Class A Common Stock prior to the issuance of the Series A-1 Convertible Preferred Stock. Further, since the Senior Preferred Stock is not registered under Section 12 of the Securities Exchange Act of 1934, as amended, the solicitation of consents is not subject to the proxy rules.

3.	We note the terms of the Termination Exchange. Please provide us your legal analysis of that arrangement in light of the requirements of Rule 13e-4(f)(6).

Rule 13e-4(f)(6) prohibits an issuer or an affiliate from purchasing securities that are the subject of the issuer tender offer “until the expiration of at least 10 business days after the date of termination of the issuer tender offer.” This rule appears to contemplate only the circumstance where the offer is terminated, and the consideration is paid, and not the circumstance where the offer is withdrawn, and tendered securities are returned to security holders. Unlike Rule 13e-4(f)(5), which expressly provides for both the termination and withdrawal of the offer, Rule 13e-4(f)(6) only applies to the termination of the offer. See also Rule 13e-4(a)(5) (definition of termination) and Rule 13e-4(f)(1) (use of term “withdrawn”). The Termination Exchange will occur only if the Exchange Offer is withdrawn and no shares of Senior Preferred Stock are purchased. Accordingly, we do not believe that Rule 13e-4(f)(6) applies in the context of the Termination Exchange.

Conditions of the Exchange Offer, page 85

4.	We note that condition (g) provides you may terminate the offer pursuant to an agreement between the company, CIG and NBCU to do so. This condition would render the offer illusory. Please revise to eliminate this right or clarify.

We do not believe the condition renders the Exchange Offer illusory since the Company is only relieved of its obligation to consummate the Exchange Offer if CIG and NBCU agree with the Company to such a termination. Because termination is not at the will of or within the control of any single party, the Exchange Offer is not illusory. As discussed below in response to Staff comment 5, CIG does not control the Company and NBCU only has certain blocking rights under the 2005 Agreements. Because neither CIG nor NBCU controls the Company, neither can require the Company to terminate the Exchange Offer pursuant to this condition.

Further, the Company will agree with CIG and NBCU to terminate the Exchange Offer only if unforeseen changes in circumstance have occurred which cause the Exchange Offer no longer to be in the best interests of the Company and its stockholders.

5.	We note that the determination of whether a condition exists or will be waived is subject to the decisions of both the company and CIG. Please provide us with your detailed legal analysis of why you believe CIG is not a bidder in this tender offer. For guidance, refer to Rule 14d-l(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

We think it is clear that CIG is not a bidder in the Exchange Offer under Rule 14d-1(g)(2) and the standards set forth in Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline (November 14, 2000).

The Exchange Offer is part of a recapitalization of the Company that the Company is pursuing for its own corporate purposes, including as a result of the Company’s failure to redeem the Senior Preferred Stock by the scheduled mandatory redemption dates.

While the Master Transaction Agreement requires the Company to make the Exchange Offer, the Master Transaction Agreement was entered into on an arm’s length basis with parties (CIG and NBCU) that did not and do not control the Company. Of the twelve directors that serve on the Company’s Board, only one (who only now is taking his seat on the Board) has been designated by CIG. Moreover, CIG does not control a majority of the voting power of the Company’s outstanding voting stock, notwithstanding the closing of its tender offer for the Company’s Class A Common Stock. While CIG has exercised a right to acquire the Class A Common Stock and Class B Common Stock held by the Paxson Stockholders, the acquisition of these shares has not closed and is subject to FCC approval, pending which the Paxson Stockholders retain a majority of the voting power of the Company’s outstanding voting stock. Since the 9 3/4% Preferred Stock that is subject to the Exchange Offer carries only 6.5% of the total voting power of the Company’s outstanding voting stock, the reacquisition of those shares by the Company in the Exchange Offer or the removal of their voting rights as a result of the Consent Solicitation will have only a minimal effect on CIG’s voting power in the Company.

The Master Transaction Agreement specifies the consideration to be received by CIG (and NBCU) in exchange for its existing holdings of the Company’s preferred stock, which varies depending upon the level of success of the Exchange Offer, leaving CIG (and NBCU) with no ability to modify the terms of the Exchange Offer and only a limited interest in its successful completion. Moreover, the contractual rights of CIG under the Master Transaction Agreement in respect of the Exchange Offer were intended simply to assure CIG that the financial terms on which the Company agreed, on an arm’s length basis, to conduct the Exchange Offer could not be varied unilaterally by the Company. These terms protect CIG’s position in the Company’s capital structure, but do not afford CIG control over the Company or otherwise implicate the substantive factors described in Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projections Outline” (November 14, 2000). CIG is not financing the Exchange Offer, since the consideration is solely other securities of the Company. CIG will not beneficially own the securities reacquired by the Company in the Exchange Offer.

While not directly relevant to the analysis, we also note that the Company’s agreements with CIG have been fully disclosed in the Exchange Offer, and that CIG (and its control person Kenneth Griffin) were treated as bidders in the Class A Common Stock Tender Offer. Consequently, information about CIG and its role in various transactions under the Master Transaction Agreement have been publicly disclosed.

6.	Please revise the last paragraph of this section to clarify it. For example, when you state that “the Exchange Offer will expire” and you will or will not be required to conduct the Termination Exchange, do you mean that you will not accept any tendered securities and that the offer will be terminated?

We will amend the Schedule TO to clarify the last paragraph of this section as follows:

“We and CIG will, in our reasonable judgment, jointly determine whether any Exchange Offer conditions exist and whether any such conditions should be waived. If we determine not to waive an Exchange Offer condition, and CIG determines that no such condition exists or that such condition should be waived:
•	the Exchange Offer will expire;

•	no shares of Senior Preferred Stock will be accepted for exchange;

•	tendered shares of Senior Preferred Stock will be promptly returned to holders; and

•	the Termination Exchange will occur.
Alternatively, if we determine to waive an Exchange Offer condition, and CIG determines not to waive such condition:
•	the Exchange Offer will expire;

•	no shares of Senior Preferred Stock will be accepted for exchange;

•	tendered shares of Senior Preferred Stock will be promptly returned to holders; and

•	the Termination Exchange will not occur.
The Exchange Offer conditions in paragraph (b) or (c) above cannot be waived and, if any such condition exists:
•	the Exchange Offer will expire;

•	no shares of Senior Preferred Stock will be accepted for exchange;

•	tendered shares of Senior Preferred Stock will be promptly returned to holders; and

•	the Termination Exchange will not occur.”
Security Ownership, page 91
7.	Please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

We are able to disclose that the Company does not own any shares without qualifying the disclosure “to the best of [its] knowledge” because the Company is providing disclosure of its own beneficial ownership. The disclosure regarding the ownership of the Company’s officers, directors, affiliates and subsidiaries, however, is necessarily based on representations that have been made to the Company. Accordingly, we believe it is appropriate to base such disclosure on the Company’s knowledge.
Description of Material United States Federal Income Tax Considerations, page 163
8.	We note your disclaimer in the first paragraph of this section relating to Treasury Department Circular 230 and that the disclosure following it is the tax opinion of legal counsel. Provide your analysis of whether the opinion in this case is a “covered” opinion. We note additionally that a tax opinion is not required in connection with a Schedule TO. Alternatively, delete the legend.

We will delete the first paragraph of this section in an amendment to the Schedule TO-I.

9.	Please file the tax opinion referred to in the second paragraph of this section as an exhibit to Schedule TO. Refer to Item 1016(h) of Regulation M-A.

We will delete the reference to the tax opinion in an amendment to the Schedule TO-I.

10.	We note the disclosure in the first paragraph under the caption “Consequences of Ownership of Our Notes” (page 166) that you are describing “certain” of federal income tax consequences of participating in the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

We will revise the disclosure to delete the reference to “certain” and clarify that the disclosure discusses all material consequences in an amendment to the Schedule TO-I.
Letters of Transmittal
11.	We note that on the cover page and in the first page of the letter to be delivered by a tendering security holder to you each letter improperly asks security holders to represent that they have “read” or have “read and agree” to all of the terms and conditions of the offer. Please revise to delete the requirement that security holders certify that they have read and agreed to all of the terms and conditions of the offering materials. Alternatively, amend each letter to include a legend in bold typeface that indicates the company does not view the certification made by security holders that they have read the offering materials (and agreed to all of its terms and conditions) as a waiver of liability and that the company promises not to assert that this acknowledgement constitutes a waiver of liability. To the extent that you have already circulated the letters of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Since the Company has already circulated the letters of transmittal and does not wish to circulate revised letters of transmittal, the Company hereby confirms that it will not utilize the language that security holders have “read” or have “read and agree” to all of the terms and conditions of the offer as a waiver of liability against security holders.
Closing Information
As requested, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please do not hesitate to call me at (954) 468-7808.
Very truly yours,
/s/ Laurie L. Green

Laurie L. Green